

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-32559**

Dear R. Steven Hamner:

We have reviewed your July 18, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2023 letter.

Form 10-K for the year ended December 31, 2022

Significant Tenants
Total Assets by Operator, page 13

1. We note your response to our prior comment 1 wherein you stated that at December 31, 2022, total assets of your top five operators are generally comprised of real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans. We note your inclusion of a table labeled total assets by operator on page 21 of your Form 10-Q for the quarterly period ended June 30, 2023. However, we are unable to locate disclosure clarifying the nature of the assets that are associated with an operator (i.e. real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans). Please confirm that in future periodic filings you will include the previously requested disclosure clarifying the nature of the assets associated

with an operator, or tell us why you believe such clarifying disclosure is not necessary.

2. Please tell us when you expect to amend your Form 10-K for the fiscal year ended December 31, 2022 to include audited financial statements of Steward Health Care System LLC as of and for the year ended December 31, 2022.

Please contact Jennifer Monick at 202-551-3295 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Hanna